Tuesday 21 July 2015

National Grid plc (‘the Company’)

AGM poll results

Today, 21 July 2015, the Company held its 2015 Annual General Meeting (“AGM”).

The results of the AGM resolutions, all decided by way of poll, are set out below:

			For		Against
	Resolution	Votes For	(% of shares voted)	Votes Against	(% of shares voted)	Votes Withheld**

1	To receive the Annual Report and Accounts	2,284,755,205	99.19	18,688,768	0.81	30,700,747

2	To declare a final dividend	2,321,452,613	99.87	2,944,293	0.13	9,756,136

3	To re-elect Sir Peter Gershon	2,280,194,389	98.17	42,539,343	1.83	11,414,168

4	To re-elect Steve Holliday	2,293,213,786	98.65	31,375,695	1.35	9,558,807

5	To re-elect Andrew Bonfield	2,245,776,051	96.63	78,217,280	3.37	10,153,830

6	To re-elect John Pettigrew	2,288,616,423	98.48	35,355,053	1.52	10,175,965

7	To elect Dean Seavers	2,288,695,959	98.50	34,741,767	1.50	10,709,833

8	To re-elect Nora Mead Brownell	2,307,590,493	99.29	16,508,151	0.71	10,048,797

9	To re-elect Jonathan Dawson	2,304,637,240	99.17	19,319,072	0.83	10,191,038

10	To re-elect Therese Esperdy	2,307,120,329	99.27	16,993,991	0.73	10,032,912

11	To re-elect Paul Golby	2,307,507,563	99.30	16,325,902	0.70	10,313,657

12	To re-elect Ruth Kelly	2,307,313,840	99.28	16,771,345	0.72	10,061,937

13	To re-elect Mark Williamson	2,305,195,419	99.20	18,612,697	0.80	10,336,745

14	To reappoint the auditors PricewaterhouseCoopers LLP	2,279,099,664	97.98	47,062,238	2.02	7,956,503

15	To authorise the Directors to set the auditors’ remuneration	2,307,302,553	99.23	17,883,351	0.77	8,932,501

16	To approve the Directors’ Remuneration Report other than the remuneration policy	2,240,539,614	97.26	63,053,994	2.74	30,554,181

17	To authorise the Directors to allot ordinary shares	2,245,442,444	96.64	78,052,554	3.36	10,624,947

18*	To disapply pre-emption rights	2,256,099,973	97.23	64,370,477	2.77	14,635,967

19*	To authorise the Company to purchase its own ordinary shares	2,314,776,327	99.63	8,693,871	0.37	10,649,008

20*	To authorise the Directors to hold general meetings on 14 working days’ notice	2,007,854,166	86.42	315,436,168	13.58	10,828,869

• Special resolution
** A “Vote withheld” is not a vote in law and is not counted in the calculation of the votes “For” or “Against” a resolution.

As required by the Listing Rules of the Financial Conduct Authority, copies of AGM resolutions numbered 18-20 will be made available for inspection from the National Storage Mechanism, situated at: www.morningstar.co.uk/uk/NSM

The complete poll results and details of proxy votes lodged before the meeting will be available shortly on the Company’s website
http://investors.nationalgrid.com/shareholder-services/agm-information/2015.aspx